

Mail Stop 4561

January 11, 2017

Anthony Davis
Chief Executive Officer
YayYo, Inc.
433 North Camden Drive, Suite 600
Beverly Hills, CA 90210

> **Re: YayYo, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 15, 2016**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 23, 2016**
> **File No. 024-10654**

Dear Mr. Davis:

We have reviewed your above-cited offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.   Please include an exhibit index and file all required exhibits prior to requesting qualification, including a currently dated consent of your independent auditor, a legality opinion, and a form of subscription agreement. Refer to Items 16 and 17 of Form 1-A.

Risk Factors

Emerging Growth Company Status, page 14

2.   Please clarify your disclosure to describe when the reduced disclosure obligations and delayed compliance with new or revised accounting standards would apply to you. Similarly revise the fourth risk factor on page 33 and the last risk factor on page 39 to clarify the applicability of the disclosure to issuers under Regulation A.

Use of Proceeds, page 41

3.   Please indicate whether the company intends to use any of the proceeds from this offering to compensate the officers or directors of the company. Refer to Item 6 instruction 2 on Form 1-A.

Dilution, page 41

4.   You disclose on page 44 that you are planning to conduct an offering of common stock pursuant to Regulation D or Regulation S prior to the qualification of this Offering Statement. In this regard, we note the Form D filed December 5, 2016 for a maximum issuance of $16 million in equity. Please revise your dilution disclosure to consider the impact of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Plan of Operations, page 44

5.   Please revise to disclose the amount of cash and cash equivalents as of your most recent balance sheet date.   Also, revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering.

Our Business, page 47

6.   In the first full risk factor on page 13 you state that you must bring YayYo! to market "on schedule." You also disclose in the last risk factor on page 16 that you do not expect it to be "commercially available for an extended period of time." Please disclose under "Our Business" the expected timing of the steps remaining in development of YayYo!, including when you expect that it will be completed and offered for sale.

Executive Compensation, page 56

7.   Please update your executive compensation table to disclose compensation for the fiscal year ended December 31, 2016. Refer to Item 11(a) of Form 1-A.

Certain Relationships and Related Party Transactions, page 58

8.   We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. Please also include any interested transactions where the amount involved exceeds one percent of the total assets of the company for fiscal year ended December 31, 2016. Refer to Item 13(a) of Form 1-A.

<u>Security Ownership of Management and Certain Security Holders, page 58</u>

9.   Please revise the Beneficial Ownership Table or provide a footnote to include the address of each 10% or greater beneficial owner.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Joe Tagliaferro, Esq.
        CKR Law